Exhibit 2.1

SALE AND PURCHASE AGREEMENT

among

HARLEY-DAVIDSON, INC.

HARLEY-DAVIDSON HOLDING CO., INC.

HARLEY-DAVIDSON MOTOR COMPANY, INC.

H-D VARESE HOLDING CO. S.R.L.

(of the first part)

and

MV AGUSTA MOTOR HOLDING S.R.L.

CLAUDIO CASTIGLIONI

(of the second part)

CONTENTS

1.	Certain Definitions			3

2.	Purchase and Sale of the MV Agusta Shares, the MV USA Interest and the Receivable			5
	2.1	Undertaking of the Parties		5
	2.2	Payment Terms		6

3.	Conditions Precedent to Closing			6

4.	The Closing			7
	4.1	Date and Place of the Closing		7
	4.2	Deliveries and Actions at Closing		7
	4.3	One Transaction		9

5.	Representations and Warranties of HD			9
	5.1	Undertaking of HD		9
		5.1.1	Authorization	9
		5.1.2	No Conflict	9
		5.1.3	Ownership	9
		5.1.4	No Brokers	10
	5.2	Accuracy as of the Closing Date		10
	5.3	Exclusion of Further Representations or Warranties		10

6.	Representations and Warranties of the Buyer			11
		6.1.1	Organization and Standing	11
		6.1.2	Authorization	11
		6.1.3	No Conflict	11
		6.1.4	No Brokers	11
		6.1.5	Financial capability	11

7.	Other Covenants			12
	7.1	Pre-Closing Capital Increase in MV Agusta		12
	7.2	Settlement		12
	7.3	Certain Relationships with Key Executives		13
	7.4	External Auditor and Advisors		14
	7.5	Undertaking to Indemnify		14
	7.6	Additional representations		14
	7.7	Post-Closing Distributions		15
	7.8	Post-Closing Financial Statements		15
	7.9	2009 Tax Returns		16
	7.10	Taxes and Expenses		16

8.	Confidentiality			17
	8.1	Confidential Information		17
	8.2	Announcements		17

I

9.	Miscellaneous Provisions		17
	9.1	Changes in Writing	17
	9.2	Assignment Prohibited	18
	9.3	Schedules	18
	9.4	HD Parties’ Representative	18
	9.5	Joint liability	18
	9.6	Notices	19
	9.7	Applicable Law	20
	9.8	Tolerance	20
	9.9	Further Assurances	20
	9.10	Table of Contents and Headings	20
	9.11	References	20
	9.12	Language	20
	9.13	Interpretation	20
	9.14	Severability	21

10.	Dispute Resolution		21
	10.1	Arbitration	21
	10.2	Election of Domicile	21

II

SCHEDULES

Schedule 1.33	Subsidiaries

Schedule 4.2(c)(i)	Form of Credit Assignment Agreement

Schedule 4.2(c)(ii)	Receivable Documentation

Schedule 4.2(d)(v)	Form of Keep Harmless Letter

Schedule 4.2(d)(vi)	Form of Giovanni Castiglioni Waiver

Schedule 7.1.2	Form of Escrow Agreement

III

SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT is entered into in Milan (Italy) on 31 July 2010 by and among:

Harley-Davidson, Inc., a corporation incorporated under the laws of Wisconsin (USA), with office in 3700 West Juneau Avenue, Milwaukee, Wisconsin (USA), , acting by John Olin in his capacity as Senior Vice President and Chief Financial Officer (“HD”)

and

Harley-Davidson Holding Co., Inc., a corporation duly incorporated under the laws of Delaware (USA), whose office is at 3700 West Juneau Ave., Milwaukee, Wisconsin 53208 U.S.A., acting by John Olin, in his capacity as Senior Vice President and Chief Financial Officer (“HD Holding”);

and

Harley-Davidson Motor Company, Inc., a corporation incorporated under the laws of Wisconsin (USA), with office in 3700 West Juneau Avenue, Milwaukee, Wisconsin (USA), , acting by John Olin in his capacity as Senior Vice President and Chief Financial Officer (“HD Motor”)

and

H-D Varese Holding Co. S.r.l., a limited liability company (società a responsabilità limitata) incorporated under the laws of Italy, with registered office in Varese, at via G. Macchi No. 144, number of registration with the companies’ register of Varese, fiscal code and VAT number 03057880126, acting by John Olin in his capacity as attorney-in-fact (“HD Varese” and, together with HD, HD Holding and HD Motor, the “HD Parties”)

- of the first part -

and

MV Agusta Motor Holding S.r.l., a limited liability company (società a responsabilità limitata) incorporated under the laws of Italy, with share capital of Euro 10,000.00 fully paid-in, registered office in Varese, at via Vittorio Veneto No. 11, number of registration with the companies’ register of Varese, fiscal code and VAT number 03174200125, acting by Claudio Castiglioni in his capacity as sole director (the “Buyer”)

and

Mr. Claudio Castiglioni, born in Carnago (Varese) on 22 November 1946 and residing in Via Montello 112, Varese, fiscal code no. CST CLD 46S22 B796S, marital status: married in community of property (comunione dei beni) (“Mr. Castiglioni”);

- of the second part -

(HD, HD Holding, HD Motor, HD Varese, and the Buyer, collectively, the “Parties” and each a “Party”)

WHEREAS

(A)	MV Agusta Motor S.p.A. (“MV Agusta”) is a joint stock company (società per azioni) incorporated under the laws of Italy, with registered office in Varese, at via G. Macchi No. 144, number of registration with the companies’ register of Varese, fiscal code and VAT number 02324190129, engaged in the business of developing, manufacturing and selling premium, high performance motorcycles;

(B)	On 11 July 2008, HD Holding entered into a share purchase agreement with Mr. Castiglioni and GEVI S.p.A. for the purchase of 95% of the share capital of MV Agusta (the “Initial SPA”) and other share purchase agreements for the acquisition of the remainder of the share capital of MV Agusta (the “Other SPAs”);

(C)	HD Holding subsequently designated HD Varese as buyer under the Initial SPA and the Other SPAs;

(D)	On 7 August 2008, pursuant to the Initial SPA and the Other SPAs, HD Varese purchased 100% of the share capital of MV Agusta and, as a consequence, HD Varese is currently the direct owner of the entire share capital of MV Agusta. On the same day, HD Varese, Mr. Castiglioni and GEVI S.p.A. entered into an amendment agreement and closing memorandum (the “Closing Memorandum”), which amended and supplemented the Initial SPA (the Initial SPA so amended and supplemented is referred to as the “SPA”);

(E)	Pursuant to the SPA, Mr. Castiglioni has given certain representations and warranties and undertaken certain indemnification obligations with respect to MV Agusta and the subsidiaries of MV Agusta. On the grounds of those undertakings of the Buyer, HD Varese has notified to the Buyer certain claim notices under the SPA, which are attached as Schedule (E) (the “Claims”);

(F)	Pursuant to the SPA, the Buyer has the right to be paid a variable portion (if any) of the purchase price for the sale of his shares in MV Agusta (the “Earn-Out”), according to the terms and conditions (including criteria and formula for its calculation) set forth in detail in the SPA itself. Pursuant to the SPA, HD Varese and HD Holding are jointly and severally liable vis-à-vis the Buyer for the payment of the Earn-Out;

(G)	HD Motor is the direct owner of the entire share capital of MV USA (as defined below).

(H)	Since August 7, 2008, Mr. Castiglioni has continued to serve as Chairman of MV Agusta and is fully appraised of the financial and economic conditions of MV Agusta and MV USA.

(I)	Following several disbursements of loaned amounts by HD in favour of MV Agusta, HD owns a receivable towards MV Agusta of Euro 103,789,617.60 as of the date of this agreement (the “Receivable”).

(J)	HD has approached a selected number of potential buyers (including Mr. Castiglioni) with a view to dispose of MV Agusta, MV USA and the Receivable and, after a review of proposals from other potential buyers, HD has determined to proceed with Mr. Castiglioni.

(K)	For the purposes of the performance of the transactions referred to in recital (J), Mr. Castiglioni has designated the Buyer to be party to this agreement and the HD Parties have agreed to such designation;

(L)	On the terms and conditions set forth in this Agreement (i) HD Varese intends to sell and transfer to the Buyer, and the Buyer intends to purchase and acquire from HD Varese, the MV Agusta Shares (as defined below), (ii) HD Motor intends to sell and transfer to the Buyer, and the Buyer intends to purchase and acquire from HD Motor, the MV USA Interest (as defined below) and (iii) HD intends to assign to the Buyer, and the Buyer intends to acquire from HD, the Receivable so that, upon consummation of such transactions, the Buyer will become the owner of the entire share capital of MV Agusta, the entire share capital of MV USA and the Receivable.

NOW THEREFORE, in consideration of the premises (which constitute an integral part of this agreement) and mutual promises contained in this agreement, the Parties agree and covenant as follows.

1.	CERTAIN DEFINITIONS

In addition to the other terms and expressions defined elsewhere in this Agreement for the purposes of the same, the following words and expressions have the meaning set forth below.

1.1	“Agreement” means this agreement, including the recitals and Schedules.

1.2	“Affiliate” means with respect to any Person (as defined in Paragraph 1.29) an individual, corporation, partnership, firm, association, unincorporated organization or other entity directly or indirectly controlling, controlled by or under common control (as defined in Paragraph 1.11) with such Person.

1.3	“Buyer” means MV Agusta Holding S.r.l., as more fully identified in the introductory part of this Agreement.

1.4	“Capital Increase” has the meaning set forth in Section 7.1.1.

1.5	“Capital Increase Amount” has the meaning set forth in Section 7.1.1.

1.6	“Claims” has the meaning set forth in recital (E)

1.7	“Closing” means the transfer of title to the MV Agusta Shares, the MV USA Interest and the Receivable, the payment of the MV Agusta Price, the MV USA Price and the Receivable Price and, in general, the execution, delivery and exchange of all documents and the performance and consummation of all obligations respectively required to be executed and exchanged and performed and consummated on the Closing Date pursuant to this Agreement.

1.8	“Closing Date” means the 6th of August, 2010.

1.9	“Closing Memorandum” has the meaning set forth in recital (D)

1.10	“Code”: the Italian civil code as approved by the Royal Decree No. 262 dated 16 march 1942, as subsequently amended and integrated.

1.11	“control”, “controlling” or “controlled” and any equivalent expression as used with respect to any Person, means the possession, directly or indirectly, of at least 50% (fifty per cent) plus one vote of the voting rights in such Person.

1.12	“Earn-Out” has the meaning set forth in recital (F).

1.13	“Euro”: such coin or currency of the European Union as, at the time of payment, constitutes legal tender for the payment of public or private debts.

1.14	“Group Companies” means collectively MV Agusta, MV USA and the Subsidiaries.

1.15	“HD” means Harley-Davidson, Inc., as more fully identified in the introductory part of this Agreement.

1.16	“HD Holding”: means Harley-Davidson Holding Co. Inc, as more fully identified in the introductory part of this Agreement.

1.17	“HD Motor” means Harley-Davidson Motor Company, Inc., as more fully identified in the introductory part of this Agreement.

1.18	“HD Representative” has the meaning set forth in Section 9.4.

1.19	“HD Varese” means H-D Varese Holding Co. S.r.l., as more fully identified in the introductory part of this Agreement.

1.20	“Interim Disbursements” has the meaning set forth in Section 7.1.1(b).

1.21	“Mr. Castiglioni” means Mr. Claudio Castiglioni, as more fully identified in the introductory part of this Agreement.

1.22	“MV Agusta” has the meaning set forth in recitals (A).

1.23	“MV Agusta Price” has the meaning set forth in Paragraph 2.1.1(a).

1.24	“MV Agusta Shares” means the No. 120,000 (one hundred and twenty thousand) ordinary shares of MV Agusta representing the entire share capital of the same.

1.25	“MV USA” means MV Agusta USA LLC, a limited liability company organized under the laws of Wisconsin (USA), with office in 3700 West Juneau Avenue, Milwaukee, Wisconsin (USA).

1.26	“MV USA Interest” means all of the membership interests in MV USA representing all of the equity ownership of the same.

1.27	“MV USA Price” has the meaning set forth in Paragraph 2.1.1(b).

1.28	“Party” or “Parties” means the Buyer or HD jointly with HD Motor, HD Holding and HD Varese or all of them, as the context may require.

1.29	“Person” means any individual, corporation, partnership, firm, association, unincorporated organization or other entity.

1.30	“Receivable” has the meaning set forth in recitals (I).

1.31	“Receivable Price” has the meaning set forth in Paragraph 2.1.1(c).

1.32	“Rules” has the meaning set forth in Paragraph 10.1.1.

1.33	“Subsidiaries”: the companies listed and fully identified in Schedule 1.33 to this Agreement, all controlled by MV Agusta.

1.34	“USD”: such coin or currency of the United States of America as, at the time of payment, constitutes legal tender for the payment of public or private debts.

2.	PURCHASE AND SALE OF THE MV AGUSTA SHARES, THE MV USA INTEREST AND THE RECEIVABLE

2.1	Undertaking of the Parties

2.1.1	On the terms and conditions set forth in this Agreement:

(a)	HD Varese sells to the Buyer and the Buyer purchases from HD Varese, all rights, title and interest held by HD Varese in the MV Agusta Shares for a consideration of Euro 1 (one) (the “MV Agusta Price”);

(b)	HD Motor sells to the Buyer and the Buyer purchases from HD Motor, all rights, title and interest held by HD Motor in the MV USA Interest for a consideration of USD 1 (one) (the “MV USA Price”);

(c)	HD assigns without recourse (pro soluto) to the Buyer and the Buyer acquires without recourse (pro soluto) from HD, all rights, title and interest held by HD in the Receivable for a consideration of Euro 1 (one) (the “Receivable Price”). The exact amount of the Receivable so transferred will be determined on Closing and will be equal to the amount of the Receivable as set forth in this Agreement plus the amount of any receivable of HD to MV Agusta that has accrued between the date of this Agreement and the Closing Date, if any, including, for the avoidance of doubt, the Interim Disbursements.

2.1.2	The Parties mutually acknowledge and agree that none of the MV Agusta Price, the MV USA Price and the Receivable Price will be subject to any adjustment whether on account of the financial and economic situation of the MV Agusta and MV USA well known to Mr. Castiglioni or otherwise.

2.1.3	The MV Agusta Shares, the MV USA Interest and the Receivable will be sold and assigned to the Buyer with economic benefit (godimento) as of the Closing Date.

2.2	Payment Terms

Payment of the MV Agusta Price, the MV USA Price and the Receivable Price will be made on the Closing Date.

3.	CONDITIONS PRECEDENT TO CLOSING

3.1	The obligation of the Parties to effect the Closing pursuant to this Agreement is subject to the conditions precedent that

(a)	by 5pm CET of the day before the Closing Date the Buyer has obtained and showed to the HD Parties comfort letters consistent with market practice, for the purposes of completing the transactions contemplated under this Agreement, from primary Italian and/or international banking institutions under which MV Agusta will be granted additional financing in the amount of Euro 17.5 million, and the HD Parties are reasonably satisfied of the form and content of such comfort letters;

(b)	by 5pm CET of the day before the Closing, the execution of the Closing and of the other transactions contemplated in this Agreement has been approved by the board of directors of HD;

(c)	the HD Parties have caused the termination of any working relationship between the managing director of MV Agusta with MV Agusta and any Subsidiary, it being understood, for the avoidance of doubt, that the provisions of section 7.3.1 shall apply to such termination but shall not be a condition precedent to effect the Closing.

3.2	The conditions precedent set forth in Sections 3.1(a) and 3.1(b) have been agreed in the exclusive interest of the HD Parties and may therefore be waived, in whole or in part, by the HD Parties at any time.

3.3	The condition precedent set forth in Section 3.1(c) has been agreed in the exclusive interest of the Buyer and may therefore be waived, in whole or in part, by the Buyer at any time.

3.4	In the event that either condition precedent under this Section 3 is not satisfied by the Closing Date, then the Parties in the interest of which the condition precedent has been agreed will have the right to withdraw from this Agreement pursuant to Article 1373 of the Code and the Parties will be released of all obligations under this Agreement except for any rights or obligations arising under Sections 7.10(e), 8, 9.1(b), 9.4, 9.5, 9.6, 9.7, 9.12, 9.13, 9.14 and 10.

4.	THE CLOSING

4.1	Date and Place of the Closing

The Closing will take place at the offices of Bonelli Erede Pappalardo in Milan (Italy), at Via Barozzi 1, before Mr. Arrigo Roveda, Italian Notary Public in Milan, at 10:00 a.m. (local time) of the Closing Date or in any other place and time to be agreed upon in writing by the Parties before the Closing Date but in any event no later than 6th August 2010.

4.2	Deliveries and Actions at Closing

In addition to any other action to be taken and to any other instrument to be executed and/or delivered pursuant to this Agreement, at the Closing:

(a)	HD Varese will:

(i)	deliver, and/or cause to be delivered, to the Buyer the certificates representing the MV Agusta Shares, duly endorsed in a manner legally sufficient, under applicable law, to transfer to the Buyer good and marketable title to the MV Agusta Shares and to properly register the Buyer in the shareholders’ ledger of MV Agusta;

(ii)	cause all of the directors of MV Agusta other than Mr. Castiglioni, the Chairman of the board of Cagiva Motor Suisse, SA, and the Chairman of the board of CRC S.A. to resign from office as of the Closing Date, at no cost for the Buyer and/or MV Agusta or the relevant Subsidiary;

(iii)	use its best efforts to cause the (effective and alternate) members of the board of statutory auditors of MV Agusta to resign from office as of the Closing Date;

(b)	HD Motor will:

(i)	deliver, and/or cause to be delivered, to the Buyer appropriate documentation in a manner legally sufficient, under applicable law, to transfer to the Buyer good and marketable title to the MV USA Interest and to properly register the Buyer in the shareholders’ ledger of MV USA;

(ii)	cause all of the directors of MV USA to resign from office as of the Closing Date at no cost for the Buyer and/or MV USA;

(c)	HD will:

(i)	execute and deliver to the Buyer the credit assignment agreement relating to the Receivable in the form of the document attached as Schedule 4.2(c)(i);

(ii)	deliver the additional documents as to the Receivable copy of which is attached as Schedule 4.2(c)(ii), these being the only documents in possession of HD as to the Receivable, also for the purposes of Article 1262 of the Code;

(d)	the Buyer will:

(i)	pay, and/or cause to be paid, to HD Varese the MV Agusta Price;

(ii)	pay, and/or cause to be paid, to HD Motor the MV USA Price;

(iii)	pay, and/or cause to be paid, to HD the Receivable Price;

(iv)	execute and deliver to HD the credit assignment agreement relating to the Receivable in the form of the document attached as Schedule 4.2(c)(i);

(v)	deliver to the directors who will have resigned in accordance with Paragraphs 4.2(a)(ii) and 4.2(b)(ii) and (if appropriate) the statutory auditors who will have resigned in accordance with Paragraph 4.2(a)(iii), a keep harmless letter in the form of the letter attached as Schedule 4.2(d)(v);

(vi)	cause Mr. Giovanni Castiglioni to deliver to the HD Parties a waiver letter (for the avoidance of doubt only) in the form of the letter attached as Schedule 4.2(d)(vi);

(e)	the Parties:

(i)	each to the extent falling in its respective cognizance, cause a shareholders’ meeting of MV Agusta to be validly held on the Closing Date - either upon previous call or in any other manner provided for by applicable laws (e.g. assemblea totalitaria) - for the purpose of:

(1)	approving all the actions taken since their appointment by the directors who will have resigned in accordance with Paragraphs 4.2(a)(ii) and 4.2(b)(ii) and (if appropriate) the statutory auditors who will have resigned in accordance with Paragraph 4.2(a)(iii), fully releasing them from any liability towards the relevant Group Company; and

(2)	electing new directors and (if appropriate) new statutory auditors in substitution of the directors and statutory auditors ceased from office, in accordance with the Buyer’s written instructions timely notified to the HD Representative;

(ii)	execute and deliver any and all other instruments as may be necessary, under applicable laws and regulations, or appropriate to properly effect the purposes of this Agreement and to perform the obligations provided in this Agreement.

4.3	One Transaction

All actions and transactions constituting the Closing pursuant to Paragraph 4.2 will be regarded as one and single transaction so that, at the option of the Party having interest to the carrying out of the specific action or transaction, no action or transaction will be deemed to have taken place if and until all other actions and transactions constituting the Closing will have taken place as provided in this Agreement.

5.	REPRESENTATIONS AND WARRANTIES OF HD

5.1	Undertaking of HD

In lieu of any other representations or warranties however provided, HD makes solely the following representations and warranties to the Buyer, it being understood and agreed that these representations and warranties will be true and correct also on the Closing Date, as provided in Paragraph 5.2.

5.1.1	Authorization

(a)	Subject to Section 3.1(b), this Agreement has been duly executed and delivered by each HD Party and constitutes the valid and binding obligation of each HD Party enforceable against each HD Party in accordance with its terms.

(b)	No application or filing with, or consent, authorization or approval of, or exemption by, any governmental or public body or authority is required of any HD Party or any Group Company in connection with the execution and performance of this Agreement.

5.1.2	No Conflict

The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not conflict with, or result in the breach of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration of, the memorandum of association or the by-laws of any HD Party.

5.1.3	Ownership

(a)	HD Varese has good and marketable title to the MV Agusta Shares, free and clear of any liens, pledges, encumbrances, options, charges or claims of any kind and has the full right, power and authority to sell, assign, transfer and deliver the MV Agusta Shares in accordance with the terms of this Agreement.

(b)	HD Motor has good and marketable title to the MV USA Interest, free and clear of any liens, pledges, encumbrances, options, charges or claims of any kind and has the full right, power and authority to sell, assign, transfer and deliver the MV USA Interest in accordance with the terms of this Agreement.

(c)	HD has good and marketable title to the Receivable, free and clear of any liens, pledges, encumbrances, options, charges or claims of any kind and has the full right, power and authority to sell, assign, transfer and deliver the Receivable in accordance with the terms of this Agreement.

5.1.4	No Brokers

None of the HD Parties has incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement, the payment of which could be validly claimed from the Buyer or any of the Group Companies.

5.2	Accuracy as of the Closing Date

The representations and warranties of HD contained in Paragraph 5.1 will be true and correct as of, and as though made on, the Closing Date, except as otherwise expressly provided or affected by transactions contemplated in this Agreement or otherwise approved in writing by the Buyer or made in the ordinary course of business consistently with the applicable provisions of this Agreement.

5.3	Exclusion of Further Representations or Warranties

5.3.1	The Buyer acknowledges that, in consideration of the position of Mr. Castiglioni as chairman of the board of directors of MV Agusta and as former owner and manager of the same, has a thorough and full knowledge of the current conditions of the Group Companies in terms of asset and liabilities, economic and financial conditions, state of affairs and projected cash flow needs over the next years for the support of the going concern of the Group Companies and the development of their business.

5.3.2	The Buyer further agrees and acknowledges that:

(a)	the representations and warranties given by HD under Section 5 are the sole representations and warranties given by the HD Parties in connection with the sale and purchase of the MV Agusta Shares, the sale and purchase of the MV USA Interest and the assignment of the Receivable, with express exclusion of any further or implicit representation and warranty by the HD Parties envisaged or provided under any applicable law or agreement;

(b)	the MV Agusta Shares and the MV USA Interest are sold on an “as is,” “where is” and “with all faults” basis, with no right of set off or reduction in the relevant purchase price nor any indemnification right in connection with the conditions and consistency of the assets and going concerns of the Group Companies and the relevant income potential, operating expenses, uses, merchantability or fitness for any particular purpose, and the Buyer expressly disclaims and renounces any such representation or warranty and any such indemnification right.

6.	REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer and Mr. Castiglioni make the following representations and warranties to the HD Parties, each of which will be true and correct also on the Closing Date.

6.1.1	Organization and Standing

The buyer is duly organized and validly existing under the laws of Italy and has full power and authority to conduct its business and to own its assets and properties.

6.1.2	Authorization

(a)	All corporate acts and other proceedings required to be taken by or on behalf of the Buyer to enter into and to carry out this Agreement have been duly and properly taken, and this Agreement has been duly executed and delivered by the Buyer and Mr. Castiglioni and constitutes the valid and binding obligation of the Buyer and Mr. Castiglioni enforceable against them in accordance with its terms.

(b)	No application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any governmental or public body or authority is required of the Buyer and/or Mr. Castiglioni in connection with the execution and performance of this Agreement.

6.1.3	No Conflict

The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not conflict with, or result in a breach of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration of, memorandum of association or the by-laws of the Buyer.

6.1.4	No Brokers

The Buyer and Mr. Castiglioni have not incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement, the payment of which could be validly claimed from any of the HD Parties or any of their Affiliates.

6.1.5	Financial capability

The Buyer has obtained comfort letters from primary Italian and/or international banking institutions under which MV Agusta will be granted additional financing, which is sufficient for the continuation of the business of MV Agusta and the Group Companies as a going concern following Closing.

7.	OTHER COVENANTS

7.1	Pre-Closing Capital Increase in MV Agusta

7.1.1	The HD Parties will cause MV Agusta to resolve, on or before Closing, upon a share capital increase (the “Capital Increase”) in an amount (the “Capital Increase Amount”) equal to difference between

(a)	Euro 20,000,000 (twenty million) and

(b)	all sums that the Group Companies will have received from any HD Party and/or their Affiliates, and all sums that any HD Party and/or their Affiliates will have disbursed to third parties, to fund payments to be made in the ordinary course of the business operations of the Group Companies from 1st August through 5th August 2010 and to pay the fees to Ernst & Young related to the certification of 2009 financial statements and auditing activities pursuant to the engagement agreement between Ernest & Young and MV Agusta (with the sole exception of payments made to the managing director of MV Agusta, in accordance with section 7.3.1 below) (the “Interim Disbursements”)

to be fully subscribed and paid-in in cash by HD Varese as sole shareholder of MV Agusta.

7.1.2	Release of the Capital Increase Amount will be made pursuant to the terms and conditions of the agreement attached as Schedule 7.1.2, which will be entered into on or before the Closing Date, so that the Capital Increase Amount will be made available to MV Agusta as follows:

(a)	as to the amount equal to the difference between Euro 7,000,000 (seven million) and the Interim Disbursements, immediately upon Closing;

(b)	as to the balance, in 12 (twelve) equal instalments, each of which shall be released to the MV Agusta upon the 20th of each calendar month following the Closing (the first instalment being therefore released on 20 August 2010)

provided that if the Interim Payments exceed the amount of Euro 7,000,000 (seven million), then no portion of the Capital Increase Amount will be made available to MV Agusta upon Closing and the amount of Interim Payments in excess of Euro 7,000,000 (seven million) will be deducted from amounts to be made from time to time available to MV Agusta under paragraph (b) above.

7.1.3	At Closing, the HD Parties will deliver to the Buyer a statement listing all Interim Disbursements made (if any) and the matters in connection with which the Interim Disbursements have been made.

7.2	Settlement

7.2.1	Upon and subject to the consummation of the Closing, the Initial SPA and the Closing Memorandum will automatically be terminated (by mutual agreement among the relevant parties, which is given through the signing and exchanging of this Agreement) and, therefore, each of HD Holding, HD Varese and Mr. Castiglioni will waive all their rights and claims, and will be discharged from their obligations, still outstanding at the Closing Date.

7.2.2	As a consequence of the termination referred to in Section 7.2.1, and without prejudice to the generality of the same Section 7.2.1, upon perfection of the Closing:

(a)	the right of Mr. Castiglioni vis-à-vis HD Varese and HD Holding to the payment of the Earn-Out, if any, will be finally and irrevocably waived and dismissed with prejudice, and no liability whatsoever will remain with HD Varese and/or HD Holding with respect to the Earn-Out;

(b)	the Claims, the rights of HD Varese and the obligations of Mr. Castiglioni related to the circumstances underlying the Claims, as well as any other right of HD Varese to be indemnified, and obligation of Mr. Castiglioni to indemnify, in respect of any circumstance under the Initial SPA and the Closing Memorandum will be finally and irrevocably waived and dismissed with prejudice, and no liability whatsoever will remain with Mr. Castiglioni with respect to those indemnification obligations.

7.3	Certain Relationships with Key Executives

7.3.1	The HD Parties. in full compliance with applicable laws, will (i) cause payments of any amount due to the managing director of MV Agusta in relation to the termination of his working relationships with any of the Group Company to be terminated in accordance with section 3.1(c) above and relevant settlements, to be made no later than the Closing Date and to be borne by the HD Parties (for the avoidance of doubt, the amounts of any such payments shall not be deducted from the 20,000,000 Euro amount referred to in section 7.1.1 or from the 7,000,000 Euro amount referred to in section 7.1.2); (ii) reimburse to MV Agusta the amounts of any social charges due and paid by such company to the account of the managing director of MV Agusta within 20 (twenty) Business Days of delivery by MV Agusta to the HD Representative of adequate documentation supplying evidence of payment of those social charges to the competent authority, provided that MV Agusta will be fully responsible for duly and timely carrying out all tax reporting and payment with respect to the payment referred to in paragraph (i) above (including in connection of social charges), and will be liable for any delay or inaccuracy in such tax reporting and payment.

7.3.2	The HD Parties will cause the relationship between MV Agusta and Mr. Eugene Guizzetti to be terminated, in full compliance with applicable laws, as soon as possible and in any event no later than 15 (fifteen) days after the Closing at no cost for MV Agusta or any of the Subsidiaries and provided that the HD Parties will not be liable for any delay determined by the need to carry out any action required by applicable law in respect of such termination.

7.4	External Auditor and Advisors

7.4.1	The HD Parties shall use their best efforts to cause Ernst & Young to be removed from its office of external auditors of MV Agusta by 60 (sixty) days after the Closing; provided however that the HD Parties will not be liable for any delay due to legal or technical reasons relating to the process for such removal. The HD Parties will bear any termination fee possible due to Ernst & Young as a consequence of its removal as external auditor, whereas the fees related to the certification of 2009 financial statements and auditing activities pursuant to the engagement agreement between Ernest & Young and MV Agusta, including those carried out before the Closing Date, will be borne by MV Agusta as and when become due.

7.4.2	The HD Parties shall pay or cause to be paid to Bonelli Erede Pappalardo Studio Legale all fees related to services rendered to MV Agusta before the Closing Date or otherwise procure that, after the Closing Date, there will be no outstanding fee to be paid by MV Agusta to Bonelli Erede Pappalardo for services rendered before the Closing Date

7.4.3	Without prejudice to Sections 7.4.1 and 7.4.2, the Buyer acknowledges that any other costs or fees related to any completed or ongoing matters (including services rendered by any advisor) that will be incurred or become payable by any Group Company after the Closing (including costs and fees related to the transition of ownership and management) will be the full and sole responsibility of the Group Companies.

7.5	Undertaking to Indemnify

The Buyer undertakes to indemnify and hold harmless all directors and/or statutory auditors of MV Agusta and any Group Companies designated by the HD Parties of and from any claim, action or demand which may be asserted against them by the relevant company, the Buyer, Mr. Castiglioni, Mr. Castiglioni’s son, their spouses and any other relative (by blood or marriage) within the 6th (sixth) degree, or any Affiliate of the above Persons and to hold them harmless of and from any liability, cost or damage arising therefrom. For this purpose, on Closing, the Buyer will sign and deliver the keep harmless letters referred to in Section 4.2(d)(v) pursuant to the provisions of that Section.

7.6	Additional representations

7.6.1	The Buyer and Mr. Castiglioni are not aware of any cause of action that could be brought by MV Agusta, the Buyer, Mr. Castiglioni or any subsequent buyer of MV Agusta against any HD Party or any of their Affiliates as a consequence of HD Varese having been a shareholder of MV Agusta and/or HD having exercised guidance and coordination over MV Agusta.

7.6.2	For the avoidance of doubt, Mr. Castiglioni acknowledges that he does not have any right, claim, action or demand vis-à-vis any HD Party or any of their Affiliates (other than MV Agusta) in connection with the management agreement entered into between Mr. Castiglioni and MV Agusta on 7 August 2008.

7.6.3	The Buyer and Mr. Castiglioni further represent and warrant that:

(a)	Mr. Giovanni Castiglioni does not have any right, claim, action or demand vis-à-vis any HD Party or any of their Affiliates (other than MV Agusta) in connection with the project work agreement entered into between Mr. Giovanni Castiglioni and MV Agusta on 7 August 2008;

(b)	Santol Limited does not have any right, claim, action or demand vis-à-vis any HD Party or any of their Affiliates (other than MV Agusta) in connection with the service agreement entered into between Santol Limited and MV Agusta on 25 October 2009 and undertake to indemnify and hold harmless the HD Parties and all their Affiliates of and from any claim, action or demand that may be asserted against them by Mr. Giovanni Castiglioni or Santol Limited with respect to the above agreements and to hold them harmless of and from any liability, cost or damage arising therefrom.

7.6.4	The Buyer will enter into a formal service agreement with a top manager, of its own choice, highly experience in the motorcycle manufacturing industry with whom the Buyer has already reached appropriate understandings; under such agreement the top manager will contribute to operate MV Agusta as executive member of the board of directors of that company following Closing.

7.7	Post-Closing Distributions

Until the expiration of one year after the Closing, the Buyer shall not, and shall cause MV Agusta not to, make any dividend distribution or other extraordinary or similar distribution for his own benefit or for the benefit of any of the Buyer, Mr. Castiglioni, Mr. Castiglioni’s son, their spouses and any other relative (by blood or marriage) within the 6th (sixth) degree, or any Affiliate of the above Persons.

7.8	Post-Closing Financial Statements

7.8.1	The Buyer will cause MV Agusta to prepare two sets of draft interim financial statements, one for the period from 1 January 2010 to 1 August 2010 and one for the period from 1 January 2010 to Closing Date, to be delivered to the HD Representative no later than 60 (sixty) days after the Closing Date for the purposes of allowing the Buyer to report interim results of operation of MV Agusta. Such financial statements will be drafted in accordance with the accounting principles used by MV Agusta to draft its statutory financial statements for year 2009.

7.8.2

The Buyer will ensure that (i) the HD Representative and other representatives of the HD Parties entrusted with such task, are granted with the fullest cooperation in order to carry out the review referred to in Section 7.8.1, including upon reasonable prior notice with access to books and records of MV Agusta as well as to relevant staff; (ii) any change, amendment or rectification which may be requested by the HD Representative or by the other person entrusted as per paragraph (i) above within 30 (thirty) days from delivery of the draft interim financial statements to the HD

Representative, are promptly and fully reflected in such statements, which will be then delivered in final form to the HD Representative no later than 15 (fifteen) days after any such change, amendment or rectification has been requested.

7.9	2009 Tax Returns

7.9.1	The Buyer will cause the 2009 tax returns to be filed by MV Agusta to be delivered to the HD Representative at least 30 (thirty) days before the date they are required to be executed and filed by MV Agusta, and the HD Parties will have 15 (fifteen) days to review in order to verify that such returns have been prepared in a manner consistent with applicable law and past practice. The Buyer will cause any comment to the tax returns made by the HD Parties during that 15-day period to be promptly reflected by MV Agusta in the final tax returns, which will then be amended accordingly.

7.9.2	The Buyer will ensure that the HD Representative and other representatives of the HD Parties entrusted with such task, are granted with the fullest cooperation in order to carry out the review referred to in Section 7.9.1, including upon reasonable prior notice with access to books and records of MV Agusta as well as to relevant staff.

7.10	Taxes and Expenses

Except as otherwise expressly provided in this Agreement, any cost, tax, duty or charge arising out in connection with the transactions contemplated by this Agreement, will be borne and paid for as follows:

(a)	all income and capital gain taxes due by HD Varese in its quality of seller as a consequence of the purchase and sale of the MV Agusta Shares will be borne and paid for by HD Varese;

(b)	all income and capital gain taxes due by HD Motor in its quality of seller as a consequence of the purchase and sale of the MV USA Interest will be borne and paid for by HD Motor;

(c)	all income and capital gain taxes due by HD in its quality of seller as a consequence of the assignment of the Receivable will be borne and paid for by HD;

(d)	the Notary Public fees and all other costs, expenses, direct and indirect taxes and duties or charges, wherever and whenever applicable, also in case of assessment by any tax authority (including, without limitation, any stamp duty in connection with the purchase and sale of the MV Agusta Shares and the MV USA Interest and the assignment of the Receivable) will be borne and paid for by the Buyer;

(e)	the Buyer and each of the HD Parties will each pay the fees, expenses, and disbursements incurred in connection with the negotiation, preparation and implementation of this Agreement (including those incurred by their respective auditors and advisors).

8.	CONFIDENTIALITY

8.1	Confidential Information

8.1.1	The Buyer will keep secret and confidential the content of this Agreement and the circumstance that this Agreement has been entered into (other than as a consequence of any publicity, release or announcement made pursuant to Section 8.2.1) and any confidential information concerning the business and affairs of the HD Parties or their Affiliates (other than the Group Companies) received as a result of this Agreement or of any investigations made in connection with this Agreement and will also cause its officers, employees, and consultants to whom such information has been disclosed for the purposes of this Agreement to comply with such commitment.

8.1.2	The Buyer will exercise all necessary precautions to safeguard the confidentiality and secrecy of such information and to prevent its disclosure, provided that the Buyer will not be deemed in breach of this Paragraph 8.1.2 by virtue of any disclosure made pursuant to the provisions or requirements of any law enacted or rule issued by any Government or other regulatory or stock exchange authority having jurisdiction on the Buyer in connection with the implementation and performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

8.1.3	All secrecy obligations under this Agreement will expire on the third anniversary of the date of this Agreement or, as to secrecy obligations that relate to the business or affairs of the Group Companies, upon the occurrence of Closing.

8.2	Announcements

8.2.1	Until the expiration of one year after the Closing, no publicity, release or announcement concerning the execution or delivery of this Agreement, any of the provisions contained in this Agreement or the transactions contemplated by this Agreement will be issued by the Buyer without the prior written consent and approval, as to both form and content, of the HD Representative.

8.2.2	The Buyer acknowledges and agrees that HD, under the laws and regulations applicable to listed companies in the United States of America, will issue press releases and announcements and make public filings concerning the execution and delivery of this Agreement, the provisions contained in this Agreement and the transactions contemplated by this Agreement, as it will deem expedient in order to fulfil its obligations under such laws and regulations.

9.	MISCELLANEOUS PROVISIONS

9.1	Changes in Writing

This Agreement:

(a)	constitutes the entire agreement between the Parties with respect to its subject matter and supersedes all prior agreements (if any) relating to the same matters;

(b)	may not be waived, changed, modified or discharged orally, but only by an agreement in writing signed by the Party against whom enforcement of any such waiver, change, modification or discharge is sought.

9.2	Assignment Prohibited

9.2.1	Without prejudice to Paragraph 9.2.2 and except as otherwise specifically provided in this Agreement, neither Party may assign any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party, which consent will not be unreasonably withheld.

9.2.2	Any of the HD Parties will have the right to assign any of its rights, interest or obligation under this Agreement to any of its Affiliate by serving the Buyer a written notice to that effect.

9.3	Schedules

9.3.1	All Schedules attached to this Agreement are incorporated in it and made a part of it as fully as if written in this Agreement.

9.3.2	Any item disclosed in connection with any specific provisions of this Agreement will be deemed to have been disclosed also in response to any other provisions in respect of which such disclosure may be relevant or appropriate.

9.4	HD Parties’ Representative

The HD Parties appoint HD as their agent and representative (the “HD Representative”) for the sole purposes of (i) being notified of any possible designation pursuant to Paragraph 2.2 above, (ii) being notified of the Buyer’s written instructions under Paragraphs 4.2(e)(i)(2) relating to new directors and statutory auditors to be appointed on Closing Date and (iii) communicating their approval to any possible publicity, release or announcement of the Buyer under Paragraph 8.2.1 above.

9.5	Joint liability

9.5.1	Mr. Castiglioni will be jointly and severally liable with the Buyer for any obligation of the Buyer under this Agreement, and therefore Mr. Castiglioni will be responsible for any liability incurred by the Buyer for breach of any obligation undertaken, and/or representation and warranty given, by the Buyer under this Agreement as if that liability had been incurred by Mr. Castiglioni directly.

9.5.2	Wherever in this Agreement an obligation is expressly stated as undertaken, or a representation or warranty is expressly stated as given, by the Buyer and Mr. Castiglioni, such statements must be considered as made for the avoidance of doubt only and must not be construed, or used to construe other provisions of this Agreement, in order to limit Mr. Castiglioni’s liability under Section 9.5.1 in any manner whatsoever.

9.6	Notices

Any communication or notice required or permitted to be given under this Agreement will be made in writing and in the English language and will be deemed to have been duly and validly given (i) in the case of notice sent by letter or cable, upon receipt of same, and (ii) in the case of notice sent by fax or email, upon express acknowledgement of receipt of transmission by the receiving Party, addressed, in each case, as follows:

(a)	if to the Buyer and/or to Mr. Castiglioni at:

MV Agusta Motor Holding S.r.l.

Via Vittorio Veneto 11

21100 Varese, Italy

Attention to: Claudio Castiglioni

Fax: Fax +39.0332.254.391

Email: mvagustamotorholdingsrl@pec.it

with copy to:

CBA Studio Legale e Tributario

Galleria San Carlo, 6

20122 Milan (Italy)

Attention to: Alessandro Varrenti

Fax: +39.02.7602.1816

Email: alessandro.varrenti@cbalex.it

(b)	if to any HD Party, at:

Harley-Davidson, Inc.

3700 West Juneau Ave.

53208 Milwaukee, Wisconsin (USA)

Attention to: John Olin

Fax: +1.414.343.4089

Email: John.Olin@harley-davidson.com

with copy to:

Bonelli Erede Pappalardo

Via Barozzi 1

20122 Milan (Italy)

Attention to: Umberto Nicodano and Stefano Micheli

Fax: +39.02.7711.3260

Email: umberto.nicodano@beplex.com

Email: stefano.micheli@beplex.com

at such other address and/or fax number and/or email address as any Party may furnish to the other by written notice, as provided in this Section 9.6.

9.7	Applicable Law

This Agreement and the rights and obligations of the Parties under it will be governed by, and construed and interpreted in accordance with, the laws of the Republic of Italy.

9.8	Tolerance

Any possible tolerance by one of the Parties of any conduct in breach of the provisions of this Agreement does not represent waiver of the rights arising from the violated provisions nor of the right to demand the exact performance of all the terms and conditions contemplated by this Agreement.

9.9	Further Assurances

The Parties agree to execute and deliver all such instruments and documents and to perform all such acts and do all such other things as may be necessary to further the purposes of this Agreement.

9.10	Table of Contents and Headings

The table of contents, the list of the Schedules and the descriptive headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement.

9.11	References

Unless otherwise expressly provided, any reference to Sections, Paragraphs and Schedules contained in this Agreement is deemed to be a reference to sections of, paragraphs of, and schedules to, this Agreement.

9.12	Language

Except for certain documents contained in the Schedules, which are in the Italian language, this Agreement will be executed in the English language, which will be the only language governing this Agreement.

9.13	Interpretation

Unless otherwise expressly indicated:

(a)	all capitalized terms defined in the text of this Agreement will have the meaning so defined through this Agreement;

(b)	the expressions “will cause” or “will procure that” and expressions of similar import and, in general, any reference to action to be taken or not taken by a Person which is not a Party to this Agreement will be construed as a promise of a third party’s obligation or action (promessa dell’obbligazione o del fatto del terzo) in accordance with Article 1381 of the Code.

(c)	the terms defined in the singular will have the comparable meaning when used in the plural, and vice versa.

9.14	Severability

Any Section, Paragraph or clause of this Agreement that is or becomes unlawful, or null and void, or without effect will be considered ineffective within the limits of such unlawfulness, nullity or inefficacy and will not prejudice the efficacy of any other provisions of this Agreement, within the limits set forth in Article 1419 of the Code.

10.	DISPUTE RESOLUTION

10.1	Arbitration

10.1.1	All disputes arising out of or in connection with this Agreement that have not been otherwise resolved pursuant this Agreement or by agreement of the Parties, will be finally settled by arbitration under the Rules of Arbitration of the Camera Arbitrale Nazionale e Internazionale di Milano in force at that time (the “Rules”). The arbitration tribunal will consist of 3 (three) arbitrators, regardless of the number of parties involved, appointed in accordance with the Arbitration Rules.

10.1.2	The arbitration proceedings will take place in Milan (Italy) and will be conducted in the English language. The arbitration award will be final and binding upon the Parties and subject to no appeal. The expenses of the arbitration proceedings will be borne by the Parties in accordance with the applicable determinations of the arbitration tribunal.

10.2	Election of Domicile

The Parties designate their respective addresses for the giving of notice, as set forth in Paragraph 9.4, as their respective domiciles at which service of process may be made in any legal action or proceedings arising under this Agreement.

/s/ John Olin
Harley-Davidson, Inc.

/s/ John Olin
Harley-Davidson Holding Co., Inc.

/s/ John Olin
Harley-Davidson Motor Company, Inc.

/s/ John Olin
H-D Varese Holding Co. S.r.l.

/s/ Claudio Castiglioni
MV Agusta Motor Holding S.r.l.

/s/ Claudio Castiglioni
Claudio Castiglioni